Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated November 6, 2009 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On November 6, 2009, the Company filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. The Quarterly Report on Form 10-Q includes consolidated financial statements for the nine months and three months ended September 30, 2009.

     Raw materials, primarily copper, comprise the primary component of our cost of goods sold. As the price of copper is particularly volatile, price fluctuations can significantly affect of our sales and profitability. We generally attempt to pass along changes in the price of copper and other raw materials to our customers. However, this has proven difficult recently given lower overall demand and excess capacity existing in the wire and cable industry. The average copper price on the COMEX was $2.67 per pound for the third quarter of 2009, as compared to $3.45 per pound for the third quarter of 2008.
     While our business continues to face recessionary conditions, the demand stabilization we first noted during the latter part of the second quarter of 2009 continued into the third quarter of this year, and our sales volumes (measured in total pounds shipped) improved 10.5% during the third quarter, as compared to the second quarter of 2009. We are encouraged by such signs of demand stabilization and our quarter-over-quarter volume increase, as well as by the positive impact generated from our recent cost-reduction and capacity adjustments. We remain concerned, however, with industry pricing given reduced levels of overall demand and excess industry capacity. These factors, as well as any further increases in the price of copper, which increased to a third quarter average of $2.67 per pound on the COMEX compared to an average of $2.15 per pound for the second quarter of 2009, will likely continue to present challenges to our financial performance and operating cash flows in the near term. Additionally, we believe our sales volumes for the remainder of 2009, as compared to 2008 levels, will continue to be negatively impacted by the combined impact of difficult macro-economic conditions and our downsizing of our OEM segment. We continue to manage our business with caution in view of existing recessionary factors. Our ability to timely and effectively match our plant capacity to forecasted demand will continue to be a key determinant in our profitability in coming quarters. In this regard, as was the case in the fourth quarter of 2008, we expect certain temporary seasonal and holiday-related plant shutdowns to occur during the fourth quarter of 2009, which may negatively impact our absorption of overhead and thus our profitability. The magnitude of such temporary plant shutdowns will be contingent upon fourth quarter 2009 demand levels. Management is continually adjusting plans and production schedules in light of sales trends, the macro-economic environment and other demand indicators, and the possibility exists that we may determine further plant shutdowns or closings, restructurings and workforce reductions are necessary, some of which may be significant. In this regard, we closed our manufacturing facility in East Longmeadow, Massachusetts in the second quarter of this year and our Oswego, New York facility in the third quarter of 2009, as further discussed in the “Consolidated Results of Operations” section that follows.
     We made two acquisitions during 2007 (the “2007 Acquisitions”). On April 2, 2007, we acquired 100% of the outstanding equity interests of Copperfield, LLC for $215.4 million and on November 30, 2007 we acquired certain assets of Woods Industries, Inc. and all of the common stock of Woods Industries (Canada) Inc. from Katy Industries, Inc. for $53.8 million.
Consolidated Results of Operations
     The following table sets forth, for the periods indicated, our consolidated results of operations and related data in thousands of dollars and as a percentage of net sales.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2009		2008		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%
	(In thousands)				(In thousands)
Net sales	$133,795	100.0%	$270,712	100.0%	$364,049	100.0%	$790,775	100.0%

Gross profit	20,320	15.2	29,898	11.0	53,878	14.8	87,039	11.0
Selling, engineering, general and administrative expenses	9,916	7.4	14,228	5.3	30,408	8.4	40,472	5.1
Intangible amortization expense	2,071	1.5	3,121	1.2	6,773	1.9	8,889	1.1
Asset impairments	300	0.2	0	0	69,798	19.2	0	0
Restructuring charges	1,692	1.3	2,504	0.9	4,049	1.1	5,515	0.7

Operating income (loss)	6,341	4.7	10,045	3.7	(57,150)	-15.7	32,163	4.1
Interest expense	6,242	4.7	7,211	2.7	19,014	5.2	22,545	2.9
Gain on Senior Notes repurchases	(385)	-0.3	0	0.0	(3,285)	-0.9	0	0.0
Other (income) loss, net	(674)	-0.5	(56)	0.0	(1,068)	-0.3	68	0.0

Income (loss) before income taxes	1,158	0.9	2,890	1.0	(71,811)	-19.7	9,550	1.2
Income tax expense (benefit)	374	0.3	1,153	0.4	(8,125)	-2.2	3,716	0.5

Net income (loss)	$784	0.6	$1,737	0.6	$(63,686)	-17.5	$5,834	0.7

     The following is a reconciliation, for the periods indicated, of net income (loss), as determined in accordance with GAAP, to earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands)		(In thousands)
Net income (loss)	$784	$1,737	$(63,686)	$5,834
Interest expense	6,242	7,211	19,014	22,545
Income tax expense (benefit)	374	1,153	(8,125)	3,716
Depreciation and amortization expense	5,157	7,294	16,569	21,184

EBITDA	$12,557	$17,395	$(36,228)	$53,279

     In addition to GAAP earnings, we also use earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”) as a means to evaluate the liquidity and performance of our business, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, we believe EBITDA allows us to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe the inclusion of items such as taxes, interest expense and intangible asset amortization can make it more difficult to identify and assess operating trends affecting our business and industry. We also believe EBITDA is a performance measure that provides investors, securities analysts and other interested parties a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. However, EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity. Finally, other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies.
     Note that depreciation and amortization shown in the schedule above excludes amortization of debt issuance costs, which is included in interest expense.
     The following is a reconciliation, for the periods indicated, of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(In thousands)		(In thousands)
Net cash flow from operating activities	$(7,417)	$30,055	$29,414	$42,365
Interest expense	6,242	7,211	19,014	22,545
Income tax expense (benefit)	374	1,153	(8,125)	3,716
Deferred taxes	(267)	5,794	9,096	5,737
Loss on sale of fixed assets	(432)	(110)	(446)	(178)
Stock-based compensation	(684)	(693)	(1,895)	(2,015)
Gain on repurchase of Senior Notes	385	—	3,285	—
Asset impairments	(300)	—	(69,798)	—
Foreign currency translation gain	674	—	1,068	—
Changes in operating assets and liabilities	13,982	(26,015)	(17,841)	(18,891)

EBITDA	$12,557	$17,395	$(36,228)	$53,279

Three Months Ended September 30, 2009 Compared with Three Months Ended September 30, 2008
     Net sales — Net sales for the quarter were $133.8 million compared to $270.7 million for the third quarter of 2008, a decrease of $136.9 million or 50.6%. The decline reflected decreased volumes and lower average copper prices during the third quarter of 2009 as compared to the same quarter last year. For the quarter, our total sales volume (measured in total pounds shipped) decreased 41.3% in 2009 compared to the third quarter of 2008. As has been the case throughout the first nine months of 2009, our 2009 third quarter sales results compared to the third quarter of 2008 reflected the impact of recessionary market factors and lower overall demand levels. In addition to the impact of volume declines, a lower average daily selling price of copper cathode on the COMEX, which averaged $2.67 per pound during the third quarter of 2009, as compared to an average of $3.45 per pound for the third quarter of 2008, also negatively impacted net sales for the third quarter of 2009, as compared to the same quarter last year. While overall volumes for the third quarter declined from volume levels recorded during the third quarter of last year, we did note volume trends improved somewhat during the third quarter of 2009, as compared to earlier periods in 2009. Our third quarter sales volume increased 10.5% compared to the second quarter of 2009, reflecting in part a seasonal increase, as well as overall increased demand levels within our Distribution segment. As discussed further below, our sales declines in 2009 also reflected reduced OEM sales levels which resulted from our customer-rationalization efforts within this segment.

     Gross profit — We generated $20.3 million in total gross profit for the quarter, as compared to $29.9 million in the third quarter of 2008, a decline of $9.6 million, or 32.1%. The decline primarily reflects the impact of the above-noted volume declines, with lower gross profit being recorded for the quarter in our Distribution segment, partially offset by increased OEM gross profit as compared to the same quarter last year. Our gross profit as a percentage of net sales (“gross profit margin”) for the quarter was 15.2% compared to 11.0% for the third quarter of 2008. Gross profit margins improved within both our Distribution and OEM segments, with significant improvement in our OEM segment gross profit margin. In part, our OEM gross profit margin improvement reflects the positive margin impact of our having reduced sales levels in this segment in late 2008 in areas where we had failed to secure adequate pricing for our products. This was done in order to improve the overall gross profit margin and profitability of the OEM segment. The improvement also reflected, in part, the favorable impact of recent cost reductions and capacity adjustments which resulted in lower levels of unfavorable plant labor and overhead variances being generated during the third quarter of 2009, as compared to the third quarter of 2008, as well as the first two quarters of 2009. Our gross margin for the third quarter of 2009 was also favorably impacted by a relatively rapid increase in copper prices during the quarter which temporarily expanded gross margin as we turned our inventory. Additionally, our gross profit margin for the third quarter of 2009 improved compared to the same quarter of 2008 given the fact that a significant portion of our business involves the production and sale of products which are priced to earn a fixed dollar margin, which causes our gross profit margin to compress in higher copper price environments, as was the case in the third quarter of 2008.
     Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $9.9 million for the third quarter of 2009, as compared to $14.2 million for the third quarter of 2008, a decrease of $4.3 million. SEG&A expense for the third quarter of 2008 included a non-cash charge of $1.6 million for an allowance established during the third quarter of 2008 for an insurance claim we filed in connection with thefts which occurred in 2005 at a since-closed manufacturing facility. We commenced legal action with regard to this matter during the third quarter of 2008 and the matter remains in litigation. The remaining $2.7 million decrease in SEG&A expense in the third quarter of 2009, as compared to the third quarter of 2008, was due in part to $1.0 million in lower commissions given lower overall sales levels, as well as the favorable impact of our resolving certain customer-related collection and other matters, which collectively accounted for an additional $1.0 million of the $2.7 million decrease. The remaining $0.7 million decrease reflected lower costs across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales increased to 7.4% for the third quarter of 2009, as compared to 4.7% (excluding the impact of the above-described $1.6 million insurance-related allowance) for the third quarter of 2008. The increased SEG&A rate reflects the impact of lower expense leverage as our fixed costs were spread over a lower net sales base.
     Asset impairments — The $0.3 million asset impairment charge recorded in the third quarter of 2009 was for a property currently being marketed for sale. The resulting adjusted carrying value represents our estimate of the property’s fair value determined by management after considering the best information available and the company’s own assumptions about the assumptions market participants would use in valuing the asset.
     Intangible amortization expense — Intangible amortization expense for the third quarter of 2009 was $2.1 million as compared to $3.1 million for the third quarter of 2008, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. These intangible assets are amortized using an accelerated amortization method which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed. Amortization for the third quarter of 2009 was lower than for the third quarter of 2008 as a result of lower amortization expense brought about by an impairment charge we recorded during the fourth quarter of 2008 against our then-existing balance in intangible assets and the impact of the aforementioned accelerated amortization methodology.
     Restructuring charges — Restructuring charges for the three months ended September 30, 2009 were $1.7 million, as compared to $2.5 million for the third quarter of 2008. For the third quarter of 2009, these expenses included $0.9 million recorded in connection with the closure of our East Longmeadow, Massachusetts manufacturing facility in May 2009 and our Oswego, New York facility during the third quarter of 2009, including $0.4 million in non-cash equipment costs. These actions were taken in order to align our manufacturing capacity and cost structure with reduced volume levels resulting from the current economic environment. Production from these facilities has been transitioned to facilities in Bremen, Indiana, with back up capacity to be provided by our Waukegan, Illinois and Texarkana, Arkansas facilities. The remaining $0.8 million of restructuring charges primarily consisted of lease and other holding costs related to facilities closed in 2008 and 2009. For the third quarter of 2008, restructuring charges primarily reflected costs incurred in connection with the integration of our 2007 Acquisitions.

     Interest expense — We incurred $6.2 million in interest expense for the third quarter of 2009, as compared to $7.2 million for the third quarter of 2008. The decrease in interest expense was due primarily to lower average outstanding borrowings in the third quarter of 2009 as compared to the same quarter last year.
     Gain on Senior Notes repurchases — We recorded a $0.4 million gain in the third quarter of 2009 resulting from our repurchase of $2.2 million in par value of our Senior Notes.
     Other (income) loss — We recorded other income of $0.7 million in the third quarter of 2009 reflecting the favorable impact of exchange rate changes on our Canadian subsidiary.
     Income tax expense — We recorded income tax expense of $0.4 million for the third quarter of 2009 compared to $1.2 million for the third quarter of 2008, with the decline reflecting lower pre-tax income in the third quarter of 2009 as compared to the third quarter of 2008.
Nine Months Ended September 30, 2009 Compared with Nine Months Ended September 30, 2008
     Net sales — Net sales for the nine months ended September 30, 2009 were $364.0 million compared to $790.8 million for the nine months ended September 30, 2008, a decrease of $426.8 million or 54.0%. The decline reflected decreased volumes and lower average copper prices during the nine months ended September 30, 2009 as compared to the first nine months of 2008. For the nine months ended September 30, 2009, our total sales volume (measured in total pounds shipped) decreased 41.1% compared to the nine months ended September 30, 2008, with a significant contraction in demand across our business in the face of recessionary conditions throughout 2009. In addition to volume declines, a lower average daily selling price of copper cathode on the COMEX, which averaged $2.13 per pound during the nine months ended September 30, 2009, as compared to an average of $3.59 per pound for the nine months ended September 30, 2008, also negatively impacted net sales for the nine months ended September 30, 2009, as compared to the first nine months of 2008. If current volume stabilization trends continue, we would expect that, while our volumes for the fourth quarter of 2009 will continue to be significantly lower than 2008 levels, the magnitude of such year-over-year declines will moderate in the fourth quarter of 2009 when compared to the year-over-year declines noted during the first nine months of 2009.
     Gross profit — We generated $53.9 million in total gross profit for the nine months ended September 30, 2009, as compared to $87.0 million for the nine months ended September 30, 2008, a decline of $33.1 million, or 38.0%. The decline primarily reflects the impact of the above-noted volume declines, with lower gross profit being recorded in both our Distribution and OEM segments for the nine months ended September 30, 2009, as compared to the same time period last year. Our gross profit margin for the nine months ended September 30, 2009, was 14.8% compared to 11.0% for the nine months ended September 30, 2008. Gross profit margins improved within both our Distribution and OEM segments, with significant improvement within our OEM segment as noted above in the discussion of third quarter results. In addition, as discussed above, our gross profit improved during the third quarter of 2009 relative to earlier quarters in 2009, as a result of the favorable impact of recent cost reductions and capacity adjustments.
     Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $30.4 million for the nine months ended September 30, 2009, as compared to $40.5 million for the nine months ended September 30, 2008. As noted above, our SEG&A expense for the first nine months of 2008 included a $1.6 million non-cash charge recorded during 2008 relative to an insurance recoverable receivable for a 2005 inventory theft. The remaining $8.5 million decrease in SEG&A during the first nine months of 2009, as compared to the same period last year, primarily reflects the impact of lower payroll-related expense as a result of lower total headcounts and lower commission expense given lower overall sales levels. These factors accounted for $2.9 million and $2.4 million of the total decrease, respectively, with the remaining $3.2 million decrease in part reflecting the favorable impact of resolving certain customer-related collection and other matters, which collectively accounted for approximately $1.0 million of the total decrease, as well as lower spending across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales increased to 8.4% for the nine months ended September 30, 2009, as compared to 5.1% for the nine months ended September 30, 2008, reflecting the impact of lower expense leverage as our fixed costs were spread over a lower net sales base.

     Intangible amortization expense — Intangible amortization expense for the nine months ended September 30, 2009 was $6.8 million as compared to $8.9 million for the nine months ended September 30, 2008, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. As noted above, lower amortization expense in 2009 reflects the impact of an impairment charge we recorded during the fourth quarter of 2008 against our then-existing balance in intangible assets and the accelerated amortization methodology used to amortize these assets.
     Asset impairments — For the nine months ended September 30, 2009, we recorded a total of $69.8 million in asset impairments. During the first quarter of 2009, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis based on a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. As a result of performing the related impairment test, we recorded a non-cash goodwill impairment charge of $69.5 million, which represented the impact of an impairment loss incurred within three of the four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. Further goodwill impairment charges may be recognized in future periods to the extent changes in factors or circumstances occur, including further deterioration in the macro-economic environment or in the equity markets, including the market value of our common shares, deterioration in our performance or our future projections, or changes in our plans for our business. The $0.3 million asset impairment charge recorded in the third quarter of 2009 was for a property currently being marketed for sale. The resulting adjusted carrying value represents our estimate of the property’s fair value determined by management after considering the best information available and the company’s own assumptions about the assumptions market participants would use in valuing the asset.
     Restructuring charges — Restructuring charges for the nine months ended September 30, 2009 were $4.0 million, as compared to $5.5 million for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, these expenses were primarily incurred in connection with severance for headcount reductions and for lease and holding costs incurred relative to those facilities closed during 2008 and 2009. For the nine months ended September 30, 2008, restructuring charges primarily reflected costs incurred in connection with the integration of our 2007 Acquisitions.
     Interest expense — We incurred $19.0 million in interest expense for the nine months ended September 30, 2009, as compared to $22.5 million for the nine months ended September 30, 2008. The decrease in interest expense was due primarily to lower average outstanding borrowings in the nine months ended September 30, 2009 as compared to the same time period last year.
     Gain on Senior Notes repurchases — We recorded a $3.3 million gain during the first nine months of 2009 resulting from our repurchase of $15.0 million in par value of our Senior Notes.
     Other (income) loss — We recorded other income of $1.1 million in the first nine months of 2009 reflecting the favorable impact of exchange rate changes on our Canadian subsidiary.
     Income tax expense (benefit) — We recorded an income tax benefit of $8.1 million for the nine months ended September 30, 2009, compared to income tax expense of $3.7 million for the nine months ended September 30, 2008. Our effective tax rate for the first nine months of 2009 was 11% compared to an effective tax rate of 39% for the same period last year. This decline in our effective tax rate reflects the $69.5 million pre-tax goodwill impairment charge recorded during the nine months ended September 30, 2009. A significant amount of the related goodwill did not have a corresponding tax basis, thereby reducing the associated tax benefit for the pre-tax charge.

Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2009		2008		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%
		(In thousands)				(In thousands)
Net Sales:
Distribution	$104,875	78.4%	$188,384	69.6%	$281,801	77.4%	$528,886	66.9%
OEM	28,920	21.6	82,328	30.4	82,248	22.6	261,889	33.1

Total	$133,795	100.0%	$270,712	100.0%	$364,049	100.0%	$790,775	100.0%

Operating Income (Loss):
Distribution	$10,210	9.7%	$18,961	10.1%	$24,770	8.8%	$51,872	9.8%
OEM	2,615	9.0	264	0.3	4,982	6.1	3,730	1.4

Total segments	12,825		19,225		29,752		55,602
Corporate	(6,484)		(9,180)		(86,902)		(23,439)

Consolidated operating income (loss)	$6,341	4.7%	$10,045	3.7%	$(57,150)	-15.7%	$32,163	4.1%

     Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers. Accordingly, as products are sold across our segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each segment.
Three Months Ended September 30, 2009 Compared with Three Months Ended September 30, 2008
Distribution Segment
     For the quarter, net sales were $104.9 million, as compared to $188.4 million for the third quarter of 2008, a decrease of $83.5 million, or 44.3%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes reflecting recessionary economic conditions and copper price declines as compared to the same quarter last year. For the quarter, our Distribution total sales volume (measured in total pounds shipped) decreased 33.9% compared to the third quarter of 2008.
     Operating income was $10.2 million for the third quarter of 2009, as compared to $19.0 million for the third quarter of 2008, a decline of $8.8 million, primarily reflecting the above-noted impact on gross profit of decreased sales volumes in 2009, partially offset by lower SEG&A expense. Our segment operating income rate was 9.7% for the quarter, as compared to 10.1% for the same period last year. The decline in the operating income rate was primarily due to lower expense leverage of SEG&A expenses given the lower sales base for the third quarter of 2009 as compared to the same quarter last year.
OEM Segment
     For the quarter, OEM net sales were $28.9 million compared to $82.3 million for the third quarter of 2008, a decrease of $53.4 million, or 64.9%. As noted above in our discussion of consolidated results, this decrease was due partly to a decline in sales volumes reflecting recessionary economic conditions and copper price declines as compared to the same quarter last year. For the quarter, our OEM total sales volume (measured in total pounds shipped) decreased 55.9% compared to the third quarter of 2008, in part reflecting decreased demand from existing customers which have been particularly affected by the current economic environment. In addition, as we have noted in the past, our OEM volumes in 2009 relative to 2008 levels reflect our decision in late 2008 to reduce sales to customers within this segment in 2009 as a result of failing to secure adequate pricing for our products from such customers.
We believe this decision, while significantly reducing the volume done with certain customers within the segment, was necessary to improve the overall financial performance of the segment.
     Operating income was $2.6 million for the third quarter of 2009, as compared to $0.3 million for the third quarter of 2008, an increase of $2.3 million, reflecting a significant improvement in our OEM gross profit margin and lower SEG&A costs which more than offset the impact of the above-noted lower sales levels in 2009. Our segment operating income rate was 9.0% for the quarter, as compared to 0.3% for the same quarter last year, as we generated increased operating income despite significantly lower sales levels, in part due to the above-noted customer and cost rationalization efforts.

Nine Months Ended September 30, 2009 Compared with Nine Months Ended September 30, 2008
Distribution Segment
     For the nine months ended September 30, 2009, net sales were $281.8 million, as compared to $528.9 million for the nine months ended September 30, 2008, a decrease of $247.1 million, or 46.7%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to the nine months ended September 30, 2008. For the nine months ended September 30, 2009, our Distribution segment sales volume (measured in total pounds shipped) decreased 33.6% compared to the nine months ended September 30, 2008.
     Operating income was $24.8 million for the nine months ended September 30, 2009, as compared to $51.9 million for the nine months ended September 30, 2008, a decline of $27.1 million, primarily reflecting the above-noted impact on gross profit of decreased sales volumes in 2009, partially offset by lower SEG&A expense. Our segment operating income rate was 8.8% for the nine months ended September 30, 2009, as compared to 9.8% for the same period last year. The decline in the operating income rate was primarily due to lower expense leverage of SEG&A expenses given the lower sales base for the nine months ended September 30, 2009 as compared to the same period last year.
OEM Segment
     For the nine months ended September 30, 2009, net sales were $82.2 million compared to $261.9 million for the nine months ended September 30, 2008, a decrease of $179.7 million, or 68.6%. As noted above in our discussion of consolidated results, this decrease was due in part to a decline in sales volumes and copper prices as compared to the same quarter last year. For the nine months ended September 30, 2009, our total sales volume (measured in total pounds shipped) decreased 53.7% compared to the same time period last year. As noted above in the discussion of our third quarter results within the OEM segment, the decline in volume reflects, in part, decreased demand from existing customers which have been particularly affected by the current economic environment, as well as our decision in late 2008 to reduce sales to certain customers within this segment in 2009 as a result of failing to secure adequate pricing for our products from such customers.
     Operating income was $5.0 million for the nine months ended September 30, 2009, as compared to $3.7 million for the nine months ended September 30, 2008, an increase of $1.3 million, primarily reflecting a $2.2 million decline in first quarter operating income, which was more than offset by increased operating income in both the second and third quarters of 2009. Our segment operating income rate was 6.1% for the nine months ended September 30, 2009, as compared to 1.4% for the same time period last year. Both the increase in operating income and the improvement in operating income rate during the first nine months of 2009, as compared to the same period in 2008, reflected, in part, the favorable profit impact of the above-noted customer and cost rationalization efforts.
Liquidity and Capital Resources
Debt
     The following summarizes long-term debt (including current portion and capital lease obligations) outstanding in thousands of dollars:

	As of	As of
	September 30,	December 31,
	2009	2008
Revolving credit facility expiring April 2, 2012	$5,850	$30,000
Senior notes due October 1, 2012	226,744	242,352
Capital lease obligations	39	462

Total long-term debt, including current portion	$232,633	$272,814

     As of September 30, 2009, we had a total of $6.1 million in cash and cash equivalents, as compared to $16.3 million as of December 31, 2008. We are not required nor do we expect to repay the $5.9 million outstanding under our Revolving Credit Facility within the next twelve months. We do not have any required debt repayments until our Senior Notes mature and our Revolving Credit Facility expires, both in 2012.

9.875% Senior Notes and Repurchases
     At September 30, 2009, we had $225.0 million in aggregate principal amount outstanding of our 9.875% senior notes, all of which mature on October 1, 2012 (the “Senior Notes”). During the first nine months of 2009, we repurchased $15.0 million in par value of our Senior Notes at a discount to their par value resulting in a pre-tax gain of $3.3 million being recorded in connection with such repurchases. As further explained below, in order to complete these repurchase transactions, we were required to enter into an amendment to our Revolving Credit Facility (defined below). We may purchase additional Senior Notes in the future but whether we do so will depend on a number of factors and there can be no assurance that we will purchase any additional amounts of our Senior Notes.
     A portion of our Senior Notes were issued at a premium in 2007, resulting in proceeds in excess of par value. This premium, adjusted for the above-noted subsequent repurchases, is being amortized to par value over the remaining life of the 2007 Notes.
Revolving Credit Facility
     Our five-year revolving credit facility (the “Revolving Credit Facility”) is a senior secured facility that provides for aggregate borrowings of up to $200 million, subject to certain limitations as discussed below. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity. At September 30, 2009, we had approximately $84.7 million in remaining excess availability under the Revolving Credit Facility.
     On June 18, 2009, in connection with the above-described Senior Notes repurchases, the Revolving Credit Facility was amended to permit us to spend up to $30 million to redeem, retire or repurchase our Senior Notes so long as (i) no default or event of default exists at the time of the repurchase or would result from the repurchase and (ii) excess availability under the Revolving Credit Facility after giving effect to the repurchase remains above $40 million. Prior to this amendment, we were prohibited from making prepayments on or repurchases of the Senior Notes. The amendment required us to pay an upfront amendment fee of $1 million, and also increased the applicable interest rate margins by 1.25% and the unused line fee increased by 0.25%. Accordingly, subsequent to the amendment, interest is payable, at our option, at the agent’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility. We currently have the capacity under the amended credit agreement to spend approximately an additional $18.5 million on future Senior Note repurchases.
     Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (i) $200 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10 million sublimit for letters of credit.
     The Revolving Credit Facility is guaranteed by our domestic subsidiary and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property) as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our Canadian foreign subsidiary, but not our Chinese 100%-owned entity.
     The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30 million. We maintained greater than $30 million of monthly excess availability during the third quarter of 2009.
     In 2007, the Revolving Credit Facility was amended to allow for our acquisition of certain assets of Woods Industries, Inc. and the stock of Woods Industries (Canada) Inc. (“Woods Canada”). The amendment also permitted us to make future investments in our Canadian subsidiaries in an aggregate amount, together with the investment made to acquire Woods Canada, not to exceed $25 million.
     Our Indenture governing the Senior Notes and Revolving Credit Facility contains covenants that limit our ability to pay dividends. As of September 30, 2009, we were in compliance with all of the covenants on our Senior Notes and Revolving Credit Facility.

Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements tend to increase when we experience significant demand for products or significant copper price increases. Conversely, when demand declines or copper prices fall, our working capital requirements generally decline as well. We may be required to increase our borrowings under our Revolving Credit Facility in the future if, among a number of other potential factors, the price of copper further increases, thereby further increasing our working capital requirements.
     Our management assesses the future cash needs of our business by considering a number of factors, including: (1) historical earnings and cash flow performance, (2) future working capital needs, (3) current and projected debt service expenses, (4) planned capital expenditures, and (5) our ability to borrow additional funds under the terms of our Revolving Credit Facility.
     Based on the foregoing, we believe that our operating cash flows and borrowing capacity under the Revolving Credit Facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future. We had $5.9 million in outstanding borrowings against our $200.0 million Revolving Credit Facility and had $6.1 million in cash on hand, as well as $84.7 million in excess availability at September 30, 2009. We have no required debt repayments until our Senior Notes mature in 2012.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the Revolving Credit Facility. If cash flows generated from our operations, together with borrowings under our Revolving Credit Facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations on our ability to incur debt contained in the Revolving Credit Facility and the Indenture relating to our Senior Notes could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.
     Net cash provided by operating activities for the nine months ended September 30, 2009 was $29.4 million, compared to net cash provided by operating activities of $42.4 million for the nine months ended September 30, 2008, a decrease of $13.0 million. The primary factor contributing to the decline in cash provided by operating activities for the first nine months of 2009, compared to the same period of 2008, was a decline in operating income. Excluding impairment charges, operating income declined $19.5 million during the first nine months of 2009, as compared to the same period in 2008. Changes in working capital items did not have an overall significant net impact on operating cash flows generated for the first nine months of 2009, as compared to operating cash flows generated for the same period last year. We did, however, record a $28.6 million increase in net cash provided by accounts receivable in 2009, as compared to the same period last year. This increase primarily reflected lower outstanding receivables relative to seasonal business within our Distribution segment as compared to the same time last year given lower overall demand levels in 2009. This favorable cash flow impact was largely offset, however, by a $29.7 million decline in cash provided from inventories (net of payables) as a function of the unfavorable impact on our working capital from significantly higher average copper prices prevalent during the third quarter of 2009, as compared to the end of 2008, partially offset by lower inventory units on hand reflecting a decline in demand levels.
     Net cash used in investing activities for the nine months ended September 30, 2009 was $2.7 million due primarily to capital expenditures.
     Net cash used by financing activities for nine months ended September 30, 2009 was $37.2 million due to $24.2 million in net repayments made under our Revolving Credit Facility during the first nine months of 2009, and $11.5 million used to repurchase a portion of our Senior Notes and amend our Revolving Credit Facility.

Other Information
     As disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our principal market risks are exposure to changes in commodity prices, primarily copper prices, and exchange rate risk relative to our operations in Canada. As of September 30, 2009, we had a total of $5.9 million of variable-rate borrowings outstanding which, at such a level, exposed us to a only a limited amount of interest rate risk due to variable-rate debt.
     Commodity Risk. Certain raw materials used in our products are subject to price volatility, most notably copper, which is the primary raw material used in our products. The price of copper is particularly volatile and can affect our net sales and profitability. We purchase copper at prevailing market prices and, through multiple pricing strategies, generally attempt to pass along to our customers changes in the price of copper and other raw materials. From time-to-time, we enter into derivative contracts, including copper futures contracts, to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. We do not speculate on copper prices. All of our copper futures contracts are tied to the COMEX copper market index and the value of our futures contracts varies directly with underlying changes in the related COMEX copper futures prices. We record these derivative contracts at fair value on our consolidated balance sheet as either an asset or liability. At September 30, 2009, we had contracts with an aggregate fair value of $0.4 million, consisting of contracts to sell 675,000 pounds of copper in September 2009 and contracts to buy 350,000 pounds of copper in December of 2009. A hypothetical adverse movement of 10% in the price of copper at September 30, 2009, with all other variables held constant, would have resulted in a loss in the fair value of our commodity futures contracts of approximately $0.3 million as of September 30, 2009.
     Interest Rate Risk. As of September 30, 2009, we have $5.9 million in variable-rate debt outstanding under our Revolving Credit Facility for which interest costs are based on either the lenders’ prime rate or LIBOR. Our annual interest expense would increase approximately $0.1 million if interest rates increased by 100 basis points, assuming constant borrowings and an immediate increase in variable rates.
     Foreign Currency Exchange Rate Risk. We have exposure to changes in foreign currency exchange rates related to our Canadian operations. Currently, we do not manage our foreign currency exchange rate risk using any financial or derivative instruments, such as foreign currency forward contracts or hedging activities. The strengthening of the Canadian dollar relative to the U.S. dollar had a positive impact on our Canadian results for the third quarter and first nine months of 2009. We recorded aggregate pre-tax gains of approximately $0.7 and $1.1 million related to exchange rate fluctuations between the U.S. dollar and Canadian dollar for the third quarter and first nine months of 2009, respectively.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus as supplemented. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: fluctuations in the supply or price of copper and other raw materials; increased competition from other wire and cable manufacturers, including foreign manufacturers; pricing pressures causing margins to decrease; further adverse changes in general economic and capital market conditions; changes in the demand for our products by key customers; additional impairment charges related to our goodwill and long-lived assets; changes in the cost of labor or raw materials, including PVC and fuel; failure of customers to make expected purchases, including customers of acquired companies; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing consolidations and integration activities; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus as supplemented.